SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                          Stream Global Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    86323M100
                                 (CUSIP Number)

                                September 9, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 13 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86323M100                         13G/A                   Page 2 of 13

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              P. SCHOENFELD ASSET MANAGEMENT LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,173,822
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        1,173,822
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        1,173,822
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        11.04%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        IA
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86323M100                         13G/A                   Page 3 of 13

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              PETER M. SCHOENFELD
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,173,822
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        1,173,822
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        1,173,822
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        11.04%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86323M100                         13G/A                   Page 4 of 13

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              P. SCHOENFELD ASSET MANAGEMENT INTERNATIONAL LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        New York
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        1,043,362
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        1,043,362
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        1,043,362
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        9.81%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        IA
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86323M100                         13G/A                   Page 5 of 13

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              PSAM WORLDARB MASTER FUND LTD.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        998,269
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        998,269
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        998,269
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        9.39%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86323M100                         13G/A                   Page 6 of 13

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SYNAPSE I, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        NEW YORK
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        49,672
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        49,672
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        49,672
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        0.47%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86323M100                         13G/A                   Page 7 of 13

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SPARTAN PARTNERS LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        49,672
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        49,672
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        49,672
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                        0.47%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86323M100                 13G/A                    Page 8 of 13 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Stream Global Services, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

                  The Company's principal executive office is located at:

                         125 High Street, 30th Floor, Boston, MA 02110

Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) P. Schoenfeld Asset Management, a New York limited liability company ("PSAM"), which serves as the investment adviser to Spartan (as defined below) and certain managed accounts and, by sub-advisory agreement, has full discretion to make all investment decisions for the entities and managed accounts advised by International (as defined below and collectively with Spartan, the managed accounts and the entities advised by International, the "Accounts"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the Accounts;

            (ii) Mr. Peter M. Schoenfeld ("Mr. Schoenfeld"), who serves as the managing member of PSAM and International with respect to shares of Common Stock directly owned by the Accounts;

           (iii) P. Schoenfeld Asset Management International, a New York limited liability company ("International"), which serves as the investment adviser to WorldArb (as defined below) and certain managed accounts, with respect to the shares of Common Stock directly owned by each of the managed accounts, WorldArb;

             (iv) PSAM WorldArb Master Fund Ltd., a Cayman Islands exempted limited company ("WorldArb"), with respect to shares of Common Stock directly owned by it;

             (v)  Synapse I, LLC, a New York limited liability company
                  ("Synapse I"), with respect to shares of Common Stock directly owned by it;

             (vi) Spartan Partners LP, a Delaware limited partnership
                  ("Spartan"), with respect to shares of Common Stock directly owned by it.

CUSIP No. 86323M100                 13G/A                    Page 9 of 13 Pages

Spartan, Synapse I, WorldArb, International, PSAM and Mr. Schoenfeld are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Reporting Persons except WorldArb is 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The address of the principal business office of WorldArb is c/o Citco Fund Services (Cayman Islands) Limited, Winward 1, 2nd Floor, Regatta Office Park, West Bay Road, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

Item 2(c).     Citizenship:

     Spartan is organized under the laws of the State of Delaware. Each of Synapse I, Synapse III, International and PSAM is organized under the laws of the State of New York. WorldArb is an exempted limited company organized under the laws of the Cayman Islands. Mr. Schoenfeld is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.001 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

     86323M100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

CUSIP No. 86323M100                 13G/A                  Page 10 of 13 Pages

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [X]


Item 4.   Ownership.

     A.   P. Schoenfeld Asset Management LLC
            (a) Amount beneficially owned:
                1,173,822
            (b) Percent of class:  11.04%
                The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 9,470,675 shares of Common Stock issued and outstanding as of October 13, 2008, as reflected in the Company's Prospectus filed pursuant to Rule 424(b)(3) on October 17, 2008 and includes 1,163,100 warrants convertible into shares of Common Stock within sixty (60) days or less.
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 1,173,822
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                        1,173,822


     B.   Peter M. Schoenfeld
            (a) Amount beneficially owned: 1,173,822
            (b) Percent of class: 11.04%
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote 1,173,822
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                        1,173,822


     C.   P. Schoenfeld Asset Management International LLC
            (a) Amount beneficially owned: 1,043,362
            (b) Percent of class: 9.81%
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 1,043,362
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition:
                        1,043,362

CUSIP No. 86323M100                 13G/A                   Page 11 of 13 Pages


     D.   PSAM WorldArb Master Fund Ltd.
            (a) Amount beneficially owned: 998,269
            (b) Percent of class: 9.39%
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 998,269
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition: 998,269

     E.   Synapse I, LLC
            (a) Amount beneficially owned: 49,672
            (b) Percent of class: 0.47%
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 49,672
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition: 49,672

     F.   Spartan Partners, L.P.
            (a) Amount beneficially owned: 49,672
            (b) Percent of class: 0.47%
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or direct the vote: -0-
                (ii)  Shared power to vote or direct the vote: 49,672
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv)  Shared power to dispose or direct the disposition: 49,672

CUSIP No. 86323M100                 13G/A                   Page 12 of 13 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     PSAM and International, as investment advisers to the Accounts, including WorldArb, that directly own the Common Stock to which this filing relates, have voting and dispositive authority over such Common Stock. As such PSAM and International may be deemed to be the beneficial owners of such Common Stock. Mr. Schoenfeld is the managing member of PSAM and International. As such, he may be deemed to control such entities and therefore may be deemed to be the beneficial owner of the Common Stock to which this filing relates. Synapse I, the general partner of Spartan, has the power to direct the affairs of Spartan, including decisions regarding the disposition of the proceeds of the Common Stock to which this filing relates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86323M100                 13G/A                   Page 13 of 13 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  October 22, 2008


                                  /s/ Peter M. Schoenfeld
                                  -------------------------------------
                                  Peter M. Schoenfeld, (i)individually;
                                  (ii) as managing member of
                                  (a) P. Schoenfeld Asset Management LLC,
                                  (b) P. Schoenfeld Asset Management
                                  International, LLC, and
                                  (c) Synapse I, LLC for itself and as the
                                  general partner of Spartan Partners, LP; and
                                  (iii) as director of PSAM WorldArb Master
                                  Fund Ltd.